[redacted]

SEC 13026287 ISSION

SEC Mail Processing Section DEC 26 2013 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2012 (MM/DD/YY) AND ENDING October 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Montrose Securities International**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Harbor Drive, Suite 117
(No. and Street)

Sausalito (City) California (State) 94965 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Leung (415) 399-9955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 27 2013 REGISTRATIONS BRANCH 14

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of CA
County of Marin
Subscribed and sworn to (or affirmed) before me on this 12 day of Dec 2013 by Philip Y. Leung proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

PRESIDENT

Title

DANA ORLANDO
COMM. # 1960344
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
MY COMM. EXP. DEC. 9, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Montrose Securities International

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Period Ended October 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Montrose Securities International:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Montrose Securities International, (the Company) as of October 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montrose Securities International as of October 31, 2013, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 20, 2013

Montrose Securities International
Statement of Financial Condition
October 31, 2013

Assets

Cash	$	365,022
Cash segregated under federal and other regulations		114,864
Accounts receivable		545
Marketable securities, at market		926,001
Furniture and equipment, net		2,363
Deposit		3,000
Total assets	$	1,411,795

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	40
Commissions payable		86,310
Total liabilities		86,350
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		30,000
Additional paid-in capital		870,000
Retained earnings		425,445
Total stockholder's equity		1,325,445
Total liabilities and stockholder's equity	$	1,411,795

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Operations
For the Year Ended October 31, 2013

Commission income	$ 1,977,580
Commission expenses	924,615
Net commissions	1,052,965
Operating expenses	
Employee compensation and benefits	695,873
Communication	23,654
Occupancy and equipment rental	37,204
Professional fees	48,430
Other operating expenses	253,300
Total operating expenses	1,058,461
Income (loss) from operations	(5,496)
Other income (expenses)	
Interest and dividend income	51,107
Net investment gains (losses)	(65,156)
Total other income (expenses)	(14,049)
Net income (loss) before income tax provision	(19,545)
Income tax provision	800
Net income (loss)	$ (20,345)

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at October 31, 2012	$ 30,000	$ 870,000	$ 445,790	$ 1,345,790
Net income (loss)	-	-	(20,345)	(20,345)
Balance at October 31, 2013	$ 30,000	$ 870,000	$ 425,445	$ 1,325,445

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Cash Flows
For the Year Ended October 31, 2013

Cash flow from operating activities:		
Net income (loss)		$ (20,345)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 884	
(Increase) decrease in assets:		
Cash segregated under federal and other regulations	2,158	
Accounts receivable	984	
Marketable securities, at market	(300,489)	
Deposit	1,434	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(9,960)	
Commissions payable	69,657	
Income taxes payable	(310)	
Total adjustments		(235,642)
Net cash provided by (used in) operating activities		(255,987)
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(255,987)
Cash at beginning of year		621,009
Cash at end of year		$ 365,022
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 1,014	

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Notes to Financial Statements
October 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Montrose Securities International (the "Company") was incorporated in the State of California on November 22, 1993. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company trades in international and domestic equities. The Company maintains a correspondent brokerage relationship with several broker/dealers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $114,864 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (See Schedule II).

Note 3: MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market consist of restricted corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At October 31, 2013, these securities are carried at their fair market value of $926,001. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment losses of $65,156.

Note 4: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture	$	44,599	7
Computers		35,413	5
Office equipment		15,346	5
Total cost of furniture and equipment		95,358	
Less: accumulated depreciation		(92,995)	
Furniture and equipment, net	$	2,363	

Depreciation expense for the year ended October 31, 2013 was $884.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current
Federal	$	-
State		800
Total income tax expense (benefit)	$	800

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2013:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities, at market	$ 926,001	$ 926,001	$ -	$ -
Total	$ 926,001	$ 926,001	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Total	$ -	$ -	$ -	$ -

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement for office space under a noncancellable lease which commenced on March 1, 2013 and expires on April 30, 2016.

Total rent expense for the year ended October 31, 2013, was $37,204.

At October 31, 2013, the minimum annual payments are as follows:

Year Ending October 31,	
2014	32,280
2015	33,251
2016	16,789
2017 & thereafter	-
	82,320

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended October 31, 2013, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending October 31, 2013 various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Montrose Securities International
Notes to Financial Statements
October 31, 2013

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2013, the Company had net capital of $1,245,549 which was $995,549 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($86,350) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $9,117 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 1,236,432
Adjustments:		
Retained earnings	$ (8,008)	
Non-allowable assets	7,773	
Haircuts & undue concentration	9,352	
Total adjustments		9,117
Net capital per audited statements		$ 1,245,549

Montrose Securities International
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of October 31, 2013

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	870,000	
Retained earnings	425,445	
Total stockholder's equity		$ 1,325,445
Less: Non-allowable assets		
Accounts receivable	(545)	
Furniture and equipment, net	(2,363)	
Deposit	(3,000)	
Total non-allowable assets		(5,908)
Net capital before haircuts		1,319,537
Less: Haircuts on securities		
Haircut on marketable securities	(17,190)	
Haircut on mutual funds	(56,798)	
Total haircuts on securities		(73,988)
Net Capital		1,245,549
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,757	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 995,549
Ratio of aggregate indebtedness to net capital	0.07 : 1	

There was a difference of $9,117 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated October 31, 2013 (See Note 11).

See independent auditor's report

Montrose Securities International
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of October 31, 2013

Credit Balances

Free credit balances and other credit balances in customers' security		
Customer payable	$ 86,310	
Total credits		$ 86,310

Debit Balances

Debit balances in customer's cash and margin acounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	-	
Total debits		-

Reserve Computation

Excess of total debits over total credits	$ 86,310
Amount held on deposit in reserve account at October 31, 2013	$ 114,864
Amount in reserve account	$ 114,864

See independent auditor's report

Montrose Securities International
Schedule III-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of October 31, 2013

A computation of reserve requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii). However, for purposes of presentation, the Company has included a Schedule II – Computation for Determination of Reserve to highlight the amount held on deposit in the reserve account.

See independent auditor's report.

Montrose Securities International
Schedule IV-Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of October 31, 2013

Information relating to possession or control requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Montrose Securities International

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Period Ended October 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Montrose Securities International:

In planning and performing our audit of the financial statements of Montrose Securities International (the Company), as of and for the period ended October 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 20, 2013

Montrose Securities International

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Period Ended October 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Montrose Securities International

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended October 31, 2013, which were agreed to by Montrose Securities International and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Montrose Securities International's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Montrose Securities International's management is responsible for the Montrose Securities International's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended October 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period ended October 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Montrose Securities International supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 20, 2013

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Montrose Securities International
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended October 31, 2013

	Amount
Total assessment	$ 2,761
SIPC-6 general assessment Payment made on May 25, 2013	(1,848)
SIPC-7 general assessment Payment made on December 13, 2013	(749)
Total assessment balance (overpayment carried forward)	$ 164